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August 14, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attention: Division of Investment Management

Re:  Hartford Life Insurance Company (the "Company")
     Hartford Life Insurance Company Separate Account Seven (the
     "Registrant")
     Post-Effective Amendment No. 10 to the Registration
     Statement on Form N-4 (the "Registration Stateement") File
     No. 333-136547

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Company, on its own behalf and on behalf of the Registrant, and the principal underwriter hereby request that the above referenced Registration Statement electronically filed via EDGAR on August 14, 2009 be accelerated and declared effective on August 14, 2009 or as soon thereafter as is reasonable practicable.

Hartford Life Insurance Company

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
By:    John C. Walters                                     By:    /s/ Richard J Wirth
       --------------------------------------------------         --------------------------------------------------
       John C. Walters, Chief Executive                           Richard J. Wirth,
       Officer, President and Chairman of the Board               Attorney-in-fact
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Hartford Securities Distribution Company, Inc.

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
By:    /s/ Richard E. Cady
       --------------------------------------------------
       Richard E. Cady,
       Assistant Vice President
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